Exhibit 99.1

New Thomson Reuters Toronto Technology Centre to Create 1,500 Jobs in Canada

CEO and CFO to relocate to Canadian headquarters in Toronto

TORONTO, October 7, 2016 – Thomson Reuters today announced the expansion of its Canadian operations with the creation of a new technology centre in downtown Toronto, Ontario. The Toronto Technology Centre is expected to create 400 high-quality technology jobs in Canada over the next two years, with plans to grow to approximately 1,500 jobs over time.

“Canada is not only our home, it is home to an emerging ecosystem of world-class technology talent,” said Jim Smith, president and chief executive officer of Thomson Reuters. “Our new Technology Centre furthers our commitment to growing Canada’s preeminent hub of innovation, and to building the customer-centric platforms and solutions of the future. We applaud the Canadian federal, provincial and municipal governments for making jobs, innovation and the knowledge economy a top priority and look forward to our role in supporting these initiatives.”

The Toronto Technology Centre will allow Thomson Reuters to co-locate technology talent to drive productivity, increase flexibility and encourage cross-enterprise innovation. The Toronto-Waterloo Region Corridor is one of the largest technology clusters in the world and offers a rich mix of emerging and mature technology talent and a robust pipeline of development graduates from local universities. Proximity to large and strategic customers will also enable rapid, customer-driven innovation, particularly in Toronto’s fast growing fintech community.

As part of Thomson Reuters growing investment in Canadian talent and innovation, Mr. Smith and Chief Financial Officer Stephane Bello will be relocating to Toronto in 2017. The company’s expanded corporate presence in Toronto will support its growing footprint and build on its heritage as one of Canada’s leading international companies, and most respected brands. Additional management roles will be relocated and recruited locally in Toronto over the next few years.

“Today’s news is an example of how great things can happen when the public and private spheres work together – for the betterment of Canadian workers, and Canadian families,” said Canadian Prime Minister Justin Trudeau.

“Ontario is creating the conditions for businesses to thrive and help create jobs for people across the province. We are delighted that Thomson Reuters selected Ontario and look forward to even more opportunities like this as we continue to invest in our highly skilled workforce and build up our innovation economy,” said Ontario Premier Kathleen Wynne.

“More and more businesses like Thomson Reuters are choosing Toronto as the city to expand their footprint, embracing new technologies and new partnerships. It’s good for business and it’s good for our economy,” said Toronto Mayor John Tory.

The Toronto Technology Centre will be initially located in Bremner Tower and focus on emerging skills such as cognitive computing, visualization, user experience and cloud development. Initial hiring, which will start in the coming weeks, will focus on skills related to the company’s cognitive computing initiatives as well as core development.

Thomson Reuters currently has 1,200 employees based in Canada. In 2015, the company established Thomson Reuters LabsTM – Waterloo Region at Communitech to drive innovation through applied research and experimentation in partnership with academics, students and startups. Also in 2015, Thomson Reuters began sponsoring MaRS Discovery District’s LegalX Cluster in Toronto, one of the world’s largest urban innovation hubs to foster innovations that advance the legal industry. In September, Thomson Reuters announced the sponsorship of a research chair in data science and gift-in-kind of nearly 700 Thomson Reuters Eikon desktops to the University of Waterloo, and the opening of a new customer centre at the company’s Bay Street offices. The company will continue to maintain customer centres in key markets such as New York, London and Hong Kong bringing the very latest developments directly to its customers.

New Thomson Reuters Toronto Technology Centre to Create 1,500 Jobs in Canada

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s current expectations for its Toronto Technology Centre and corporate headquarters. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA

David Crundwell

Senior Vice President, Corporate Affairs

+1 416 649 9904

david.crundwell@tr.com